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16012775

SEC FILE NUMBER
8-53382

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/15**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

BLUEFIN TRADING, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, 37th Floor
(No. and Street)

New York	**New York**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kole **(312) 577-5602**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Michael Kole**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bluefin Trading, LLC** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

26th day of February, 2016


OFFICIAL SEAL
MICHELLE DOHERTY
Notary Public - State of Illinois
My Commission Expires Jun 1, 2017

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bluefin Trading, LLC

We have audited the accompanying statement of financial condition of Bluefin Trading, LLC (the "Company") as of December 31, 2015 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Bluefin Trading, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Bluefin Trading, LLC's financial statement. The supplemental information is the responsibility of Bluefin Trading, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

BLUEFIN TRADING, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	1,186,799
Receivable from broker-dealers		3,766,540
Securities owned, at fair value		1,598,085,340
Membership in exchanges, at fair value		51,500
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $751,943)		189,568
Receivable from affiliates		185,789
Other assets		665,426
	$	1,604,130,962

Liabilities and Member's Equity

Liabilities		
Payable to broker-dealers	$	313,221,615
Securities sold, not yet purchased, at fair value		1,136,277,455
Loan payable to parent		30,150,000
Accounts payable and accrued expenses		10,650,482
Payable to affiliate		869,351
		1,491,168,903
Member's equity		112,962,059
	$	1,604,130,962

See accompanying notes.

1. Organization and Business

Bluefin Trading, LLC (the "Company"), a New York limited liability company, was formed in May 2001 and is a wholly-owned subsidiary of Bluefin Holdings II, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE Arca, Chicago Mercantile Exchange ("CME"), Commodity Exchange, Inc. ("COMEX"), Chicago Board Options Exchange and NASDAQ OMX. The Company engages primarily in the proprietary trading of exchange-traded funds, equity securities, equity and index options, and futures contracts.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation
Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures and swap contracts. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

The fair value of swap contracts and open equity in futures is included in receivable from and payable to broker-dealers and measured at the closing exchange price.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2012. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2015.

2. Summary of Significant Accounting Policies, continued

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in trading gains in the accompanying statement of operations.

Depreciation and Amortization

Furniture and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method. The Company purchased leasehold improvements for shared office space leased by an affiliated entity. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

3. Agreements and Related Party Transactions

The Company has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corp. ("ML-PRO"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of ML-PRO. The Company's investment in ML-PRO is reflected in other assets in the statement of financial condition. Under the rules of the NASDAQ OMX, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock investment.

At December 31, 2015, the Company had receivables from affiliated entities totaling approximately $186,000 and a payable to an affiliated entity of approximately $869,000. These represent amounts paid for shared expenses and funds loaned for working capital by the Company on behalf of the affiliates. During the year ended December 31, 2015, the Company received payments totaling approximately $20,468,000 from Bluefin Europe LLP, CCM Securities, LLC, Chicago Capital Markets, LLC, Bluefin Energy LLC and CCM Forex, LLC. The Company made payments to Bluefin Europe LLP and Bluefin Holdings II, LP totaling approximately $19,130,000, for the year ended December 31, 2015.

The Company has a revolving loan agreement with the Parent up to a maximum of $50,000,000 that terminates on January 31, 2016. Interest is paid on the outstanding principal loan balance at a rate equal to the federal funds rate plus one percent. At December 31, 2015, the Company had an outstanding balance on this credit line totaling $30,150,000. The company received payments from and made loan repayments to the Parent totaling $38,225,000 and $44,775,000, respectively, for the year ended December 31, 2015. At December 31, 2015, interest payable on the outstanding balance on this credit line totaled approximately $38,000.

4. Exchange Memberships

At December 31, 2015, the Company owned memberships at the CME and COMEX. The Company's operating agreement requires exchange memberships to be valued at the last publicly-reported sales price if such sales price is between the last publicly-reported bid and offer. Otherwise the value will be whichever of the last publicly-reported bid or offer is closer to the last publicly-reported sale. Therefore, as of December 31, 2015 the value of the Company's exchange memberships are shown at fair value in the statement of financial condition.

U.S. GAAP requires that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. The effect of this departure from generally accepted accounting principles is an understatement of net income by $(36,100) for the year ended December 31, 2015 and an understatement of member's equity by $(199,739) as of December 31, 2015. For the year ended December 31, 2015, the effect of this departure from U.S. GAAP is immaterial.

5. Concentration of Credit Risk

At December 31, 2015, a significant credit concentration consisted of approximately $150.7 million, representing the fair value of the Company's trading accounts carried by its clearing broker, Bank of America Merrill Lynch. Management does not consider any credit risk associated with these receivables to be significant.

6. Receivable from and Payable to Broker-Dealers

Receivable from and payable to broker-dealers includes cash balances held at the Company's brokers, unrealized gains and losses on open futures and swap contracts and the net amount receivable or payable for securities transactions pending settlement. The brokers provide execution, clearing and depository services for the Company's securities, swaps and futures trading activities.

7. Financial Instruments

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

7. Financial Instruments, continued

In the normal course of business the Company enters into transactions in derivative financial instruments that include equity and index options contracts, swap contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Credit default swaps involve the exchange of payments based on the credit exposure of fixed income products. The contractual or notional amounts related to these financial instruments reflect the volume and activity and generally do not reflect the amounts at risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2015 totaled approximately $348,000.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔% of "aggregate indebtedness", as defined.

At December 31, 2015, the Company had net capital and net capital requirements of $103,514,090 and $2,777,989, respectively.

10. Fair Value Measurements and Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

U.S. Agency Securities consist of agency-issued debt. Noncallable agency issued debt securities are generally valued using quoted market prices. Actively traded noncallable agency issued debt securities are generally categorized in level 1 of the fair value hierarchy.

10. Fair Value Measurements and Disclosure, continued

Corporate Bonds are valued using recently executed transactions and market price quotations (when observable). Actively traded corporate debt securities are generally categorized in level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in level 1 of the fair value hierarchy.

Listed Derivative Contracts that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy.

Foreign Government, State and Municipal Bonds are valued using recently executed transactions and market price quotations (when observable). Actively traded foreign government, state and municipal bonds debt securities are generally categorized in level 1 of the fair value hierarchy.

Credit Default Swaps can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks. The pricing models used by the Company do not entail significant judgement, and the pricing inputs are observed from actively quoted markets, thus credit default swaps are categorized in level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	
	Assets	Liabilities
	Securities Owned	Securities Sold, Not Yet Purchased
Stocks	$ 1,076,368,661	$ 678,243,709
Options	401,737,593	377,519,749
Corporate obligations	103,230,318	18,303,141
U.S. Government obligations	-	32,702,887
State and municipal obligations	1,663,748	--
Foreign Government obligations	15,085,020	29,507,969
	$ 1,598,085,340	$ 1,136,277,455

At December 31, 2015, the Company had open futures contracts totaling $246,124, which were Level 1 investments, and credit default swaps agreements totaling $1,921,934, which were Level 2 investments. These amounts are reflected in receivable from and payable to broker-dealer in Statement of Financial Condition. At December 31, 2015, the Company held no Level 3 investments.

11. Guarantees

ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain options written, contingent forward contracts and credit default swaps. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

12. Contingency

In the normal course of business, the Company is subject to legal actions that may involve claims for monetary relief. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the company.

13. Subsequent Events

The Company's management has evaluated events and transactions through February 26, 2016, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements other than those listed below.

13. Subsequent Events, continued

In February 2016 capital withdrawals were paid to the Parent totaling $74,200,000.

On February 1, 2016, the Company entered into a new revolving loan agreement with the Parent thereby increasing the maximum amount that can be loaned to the Company to $80,000,000.

SUPPLEMENTAL SCHEDULES

BLUEFIN TRADING, LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital		
Total member's equity		$ 112,962,059
Deductions and/or charges:		
Nonallowable assets:		
Exchange memberships, at fair value	$ 51,500	
Furniture and equipment, net	189,568	
Receivable from affiliates	185,789	
Other assets	665,426	
Commodity futures contracts	2,926,226	(4,018,509)
Net capital before haircuts on securities positions		108,943,550
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 3,076,683	
Debt securities	2,239,205	
Undue Concentration	113,572	(5,429,460)
Net capital		$ 103,514,090
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		2,777,989
Net capital in excess of net capital requirement		$ 100,736,101
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 41,669,833
Ratio of aggregate indebtedness to net capital		% 40.26

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2015.

See accompanying notes.

BLUEFIN TRADING, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

BLUEFIN TRADING, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bluefin Trading, LLC,

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Bluefin Trading, LLC (the Company) stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption"); and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

The Exemption Report for Bluefin Trading, LLC

Bluefin Trading LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. section 240.15C3-3.

(2) The Company had no obligations under 17 C.F.R. section 240.15c3-3 throughout the most recent fiscal year without exception.

Bluefin Trading, LLC



Michael Kole
Chief Financial Officer

February 26, 2016